Exhibit 14.1

CONFLICT OF INTEREST AND CODE OF ETHICS

Introduction and Purpose

SALT is committed to the highest standards of ethical conduct in its relationships with customers, suppliers, and others. The SALT Code of Ethics (the “Code of Ethics” or the “Code”) provides basic guidelines of business practice, and professional and personal conduct, that employees are expected to adopt and uphold as SALT employees.1

If you have a question or concern, you can contact your Supervisor, Human Resources or the Legal Department. You can also submit a question or raise a concern of a suspected violation of our Code or any other SALT policy through the Ethics & Compliance Helpline. Finally, if you believe a violation of law has occurred, you can always raise that through the Legal department or the Ethics & Compliance Helpline.

Policy Statement

The Code is one of the ways we put SALT’s values into practice. It’s built around the recognition that everything we do in connection with our work at SALT will be, and should be, measured against the highest possible standards of ethical business conduct. We set the bar that high for practical as well as aspirational reasons: Our commitment to the highest standards helps us hire great people, build great technology and products, and attract customers. Respect for our customers and for each other are foundational to our success and are something we need to support every day. So please do read the Code and SALT’s values, and follow both in spirit and letter, always bearing in mind that each of us has a personal responsibility to incorporate, and to encourage other SALT team members to incorporate, the principles of the Code and values into our work. And if you have a question or ever think that one of your fellow SALT team members or the company as a whole may be falling short of our commitment, don’t be silent. We want – and need – to hear from you.

Scope

The Code relates to all SALT operations. This Code has been adopted by the Board of Directors (the “Board”) and applies to every Director, Officer, and employee of SALT.

This Code is not a contract of employment and it does not convey any specific employment rights or guarantee employment for any specific time. SALT employees are employed at-will, except when covered by an express, written employment agreement with SALT. Employees may choose to resign at any time, for any reason or for no reason at all. Similarly, SALT may choose to terminate an employee’s employment at any time, for any legal reason or for no reason at all, but not for an unlawful reason.

Conflicts of Interest

SALT employees shall conduct business in an honest and ethical manner, which includes the ethical handling of actual, apparent, and potential conflicts of interest between personal and business relationships. This includes full disclosure of any actual, apparent, or potential conflicts of interest as set forth below.

1 The use of the term “employee” throughout this Code applies to all employees and staff, including managers, supervisors, officers, and directors, unless otherwise stated.

Special rules apply to Executive Officers and Directors who engage in conduct that creates an actual, apparent, or potential conflict of interest. Except as may otherwise be permitted under the certificate of incorporation of SALT, or any policy approved by the Audit Committee of the Board of Directors, before engaging in any such conduct, Executive Officers and Directors must make full disclosure of all facts and circumstances to the Legal Department, which shall inform and seek the prior approval of the Audit Committee of the Board of Directors.

Improper Personal Benefits

Conflicts of interest arise when an employee, Officer, or Director, or any person with whom an employee has a close personal relationship, receives improper personal benefits because of his or her position in or relationship to SALT. SALT employees may not accept any benefits from SALT that have not been duly authorized and approved pursuant to SALT policy and procedure, including any SALT loans or guarantees of personal obligations. SALT will not make any personal loans to nor guarantee the personal obligations of Directors and Executive Officers.

Financial Interests in Other Businesses

SALT employees should avoid any outside business relationship that might influence, or appear to influence, decisions the employee makes on SALT’s behalf. Employees must disclose to a Supervisor and Legal Department any investment or other interest he or she, or any member of his or her household, has in a competitor, customer, or supplier of SALT, if an investment or interest:

●	Is significant enough, either in absolute value or in relation to the employee’s net worth, that it could cause a conflict or the appearance of a conflict; or
●	Affects the employee’s judgment or causes the employee to be influenced by considerations of personal gain or benefit.

However, it is not typically considered a conflict of interest to have an interest of less than one-half of 1% of the outstanding shares of a publicly traded company, and therefore, prior approval is not required.

Members of the Board must remove themselves from making any decision involving companies in which they have any direct and material financial interest.

Business Arrangements with SALT

Except as provided in SALT’s certificate of incorporation, without prior approval from the Legal Department, SALT employees may not participate in a joint venture, partnership, or other business arrangement with SALT.

Vendors and Suppliers

A conflict of interest may arise from relationships with vendors or other service providers. Employees must approve or award orders, contracts, or commitments to vendors of goods or services based on objective business standards to avoid any real or perceived favoritism.

Corporate Opportunities

SALT employees and Directors owe a duty to SALT to advance its legitimate interest when the opportunity to do so arises. Employees should not use their knowledge of SALT’s activities for personal benefit, such as taking a financial interest in a company or property of current interest to SALT. If an employee learns of a personal business or investment opportunity through his or her position, the employee must disclose it to the Legal Department and obtain approval before participating in the opportunity. In addition, employees should not compete against SALT.

Receipt of Gifts and Entertainment

When involved in making business decisions on behalf of SALT, employees’ decisions must be based on uncompromised, objective judgment. Employees interacting with any person who has business dealings with SALT, including suppliers, competitors, contractors, and consultants, must conduct such activities in the best interest of the Company, using consistent and unbiased standards. Employees must not accept gifts or other benefits if their business judgment or decisions could be affected.

Employees must never ask for gifts, entertainment, or any other business courtesies from people doing business with SALT. Unsolicited gifts and business courtesies, including meals and entertainment, but only when part of a business meeting and when shared with the host business contact, are permissible if they are:

●	Customary and commonly accepted business courtesies;
●	Not excessive in value; and
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Given and accepted without an express or implied understanding that the employee is in any way obligated by his or her acceptance of the gift or that the gift is a reward or inducement for any particular business decision already made or forthcoming.

Gifts with a value in excess of $100 or that are unusual in nature should not be accepted without the prior written approval of a Supervisor or the Legal Department.

Gifts of cash or cash equivalents (including securities, below-market loans, etc.) in any amount are prohibited and must be returned promptly to the donor.

Offering Gifts and Entertainment

When providing a gift, entertainment, or other accommodation in connection with SALT business, employees must do so in a manner that is in good taste and without excessive expense. SALT employees may not furnish or offer to furnish any gift that is for more than token value or that goes beyond the common courtesies associated with accepted business practices or that is an inducement or reward for entering into a business transaction. Employees should follow the above guidelines for receiving gifts in determining when it is appropriate to give gifts and when prior written approval from a Supervisor or the Legal Department is required.

SALT’s investors, customers, suppliers, and consultants likely have gift and entertainment policies of their own. Employees must be careful never to provide a gift or entertainment that violates the other party’s gift and entertainment policy.

Outside Activities and Relationships

A conflict of interest may arise from activities, employment, or other relationships outside of SALT. SALT employees must not act on behalf of or appear to represent SALT in any transaction outside the employee’s role and responsibilities with SALT. SALT employees should inform their supervisors and obtain all required approvals before:

●	Pursuing additional employment outside SALT;
●	Engaging in an independent business venture;
●	Performing services for another business organization;
●	Running for or accepting appointment to any political office.

SALT employees must not misuse SALT resources while pursuing such outside business activities and relationships, including but not limited to time, supplies, physical space, or communication methods. SALT generally discourages employees other than SALT’s outside directors from serving on a board of a for-profit organization in a personal capacity, particularly the board of a public company.

SALT employees are prohibited from providing gifts or anything of value to government officials or employees, or members of their families, in connection with SALT business without prior written approval from the Legal Department.

Giving or receiving any payment or gift in the nature of a bribe or kickback is absolutely prohibited.

Charitable and Government Activities

SALT encourages all employees to participate in projects and causes that further the welfare of local communities. However, SALT employees must obtain the prior written approval from the Legal Department before serving as a director or trustee of any charitable, not-for-profit, or other entity or before running for election or seeking appointment to any government-related position.

Employment of Relatives

SALT employees should avoid situations in which their personal relationships could interfere with their ability to create the best outcomes for SALT and its customers. SALT employees should not directly or indirectly supervise, or use influence to favor, anyone with whom an employee has a family or close personal relationship, including spouses or romantic partners, grandparents, parents, siblings, children, grandchildren, uncles, aunts, cousins, nieces, or nephews. To prevent actual and perceived conflicts of interest, an employee must:

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Notify Human Resources if he or she becomes aware that SALT is considering hiring or internally transferring a relative of the employee, as soon as reasonably possible before the person is hired or internally transferred.

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Notify Human Resources as soon as reasonably possible if the employee becomes the immediate family member or other relative of another SALT employee or a directly managed worker during the course of employment.

In certain circumstances, and at SALT’s discretion, it may be necessary to reassign an employee to avoid an actual or potential conflict of interest or take other steps required to maintain a harmonious and productive work environment.

Political Contributions and Activities

In general, SALT employees may make personal political contributions, within applicable legal limits, to political candidates, political parties, political action committees, and other entities that make political expenditures. Because of industry regulations and state or local laws, employees of particular lines of business or employees with certain coverage responsibilities may be restricted from making some political contributions or engaging in certain political activities. Employees should confirm with a Business Ethics Officer if he or she is subject to such limitations and any pre-clearance requirements prior to making or soliciting others to make political contributions or otherwise engaging in political activities.

Under no circumstances may a SALT employee coerce or pressure other employees to make political contributions. Employees may not engage in political campaign fundraising or solicitation activities for their own political interests on SALT premises.

Information Disclosure and Dissemination

A conflict of interest may arise if an employee makes public certain types of information. SALT employees must not inappropriately share or disclose to the public proprietary information concerning SALT, including such information about customers, employees, vendors, market conditions, or business events.

Anti-Bribery and Anti-Corruption

SALT employees are expected to comply with the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act, as well as all other anti-bribery and anti-corruption laws. Employees may not give, promise, or offer anything of value to any customer, government employee, or any other person for the purpose of improperly influencing a decision, securing an advantage, avoiding a disadvantage, or obtaining or retaining business.

Note that a separate Anti-Corruption Policy sets forth standards and guidelines for compliance with the FCPA.

Fair Dealing and Responsibilities to Customers

SALT depends on its reputation for quality, service, and integrity. SALT employees must endeavor to deal fairly with SALT’s customers, competitors, vendors, and employees. Employees must not:

●	Take unfair advantage of others through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or other unfair dealing practices.

●	Give or accept bribes, kickbacks, promises, or preferential extensions of credit.
●	Conspire or collude in any way with competitors.

Discrimination and Harassment

We are committed to a supportive work environment, where employees have the opportunity to reach their fullest potential. SALT employees are expected to do their utmost to create a workplace culture that is free of harassment, intimidation, bias, and unlawful discrimination.

Equal Opportunity Employment

Employment here is based solely upon individual merit and qualifications directly related to professional competence. We strictly prohibit unlawful discrimination or harassment on the basis of race, color, religion, veteran status, national origin, ancestry, pregnancy status, sex, gender identity or expression, age, marital status, mental or physical disability, medical condition, sexual orientation, or any other characteristics protected by law. We also make all reasonable accommodations to meet our obligations under laws protecting the rights of the disabled. SALT affirms its commitment and pledges its full support to Equal Employment Opportunity (EEO) for all persons.

Harassment, Discrimination, and Bullying

SALT prohibits discrimination, harassment and bullying in any form – verbal, physical, or visual. If you believe you’ve been bullied or harassed by anyone at SALT, or by a SALT partner or vendor, we strongly encourage you to immediately report the incident to your Supervisor, Legal Department, or both. Similarly, Supervisors who learn of any such incident should immediately report it to the Legal Department, who will promptly and thoroughly investigate any complaints and ensure appropriate action is taken.

Harassment can take many forms and is not necessarily sexual in nature. Harassment in any form, including sexual harassment, is strictly prohibited. Physical, written or spoken conduct of a sexual nature constitutes sexual harassment when: 1) submission to such conduct is made, either expressly or implicitly, a term or condition of an individual’s continued employment; or 2) submission to or rejection of such conduct by an individual is used as the basis for employment decisions affecting such employee. Sexual harassment also includes repeated and unwelcome physical, written or spoken conduct that substantially interferes with an employee’s work performance or creates what a reasonable person would consider to be an intimidating, hostile, or offensive working environment.

Drugs and Alcohol

SALT’s position on substance abuse is simple: It is incompatible with the health and safety of our employees, and we don’t permit it. Consumption of alcohol is not banned at our offices but use good judgment. Never drink or take medication/drugs in a way that leads to impaired performance or inappropriate behavior, endangers the safety of others, or violates the law. Illegal drugs and any form of marijuana in our offices or at sponsored events are strictly prohibited.

Being intoxicated or under the influence of drugs, illegal drugs, or controlled substances and the consumption, use, possession, sale, manufacture or purchase of illegal drugs, controlled substance drugs, or any form of marijuana in any quantity while at work or any time during working hours (except medications prescribed by a physician which do not impair work performance) are strictly prohibited.

Safe Workplace

We are committed to a violence-free work environment, and we will not tolerate any level of violence or the threat of violence in the workplace. If you become aware of a violation of this policy, you should report it to the Legal Department immediately. For emergency situations, call 911 as needed and then report it to the Legal Department.

Weapons Strictly Prohibited

Under no circumstances should any employee, person, customer, or visitor bring a weapon to work. Unauthorized possession of dangerous or illegal firearms, weapons or explosives on Company property is strictly prohibited. If you become aware of a violation of this policy, you should report it to the Legal Department immediately. For emergency situations, call 911 as needed and then report it to the Legal Department.

Conflict Resolution

If you have a work-related issue, we encourage you to discuss your concerns. We cannot address them, if we don’t know about them. Please talk about any issues with your direct supervisor. We encourage you to be an active participant in solving problems. If you have a solution, or even just a better way to do something, bring it to our attention. If you prefer not to speak to your supervisor or already have and continue to encounter an issue, feel free to reach out to your department head or to the Legal Department. We take your concerns seriously and want to partner to address or resolve them. SALT prohibits any form of retaliation for appropriately reporting a problem or concern or for participating in an investigation or resolution.

Insider Trading

SALT employees are prohibited by policy and the law from buying or selling securities of SALT at a time when in possession of material nonpublic information. This conduct is known as insider trading. Passing such information on to someone who may buy or sell securities – known as tipping – is also illegal. The prohibition applies to SALT securities and to securities of other companies if an employee learns material nonpublic information about other companies, such as SALT’s customers, in the course of the employee’s duties for SALT. For more information, see the Insider Trading & Regulation FD Policy.

Reporting Certain Conduct

SALT can be held criminally liable if one of its employees or agents commits certain crimes. SALT employees must promptly report any knowledge or information about unethical conduct by another employee or agent that is reasonably believed to be:

●	A crime;
●	A violation of law or regulation;
●	A dishonest act, including misappropriation of funds or anything of value from SALT, or the improper recording of SALT’s assets or liabilities;
●	A breach of trust.

SALT employees also must report any other circumstances or activities that may conflict with this Code. Employees can report such information to a Supervisor or the Legal Department.

If any questions or concerns regarding this Code arise, employees should consult a Supervisor or the Legal Department.

Anti-Retaliation

SALT values clear and open communications, and respects the contributions of all employees. Employees will not be retaliated against for reporting information in good faith and in accordance with this Code. SALT will not terminate employment, demote, transfer to an undesirable assignment or otherwise discriminate against an employee for calling attention to suspected unethical acts, including providing information related to an investigation.

Code of Ethics Waivers

SALT will waive application of this Code only where circumstances warrant granting a waiver. Waivers of the Code for Directors and Executive Officers may be made only by the Board as a whole or the Audit Committee of the Board of Directors and must be promptly disclosed as required by law or regulation. Any waiver given shall not constitute a waiver for future purposes or bind SALT to give any such waiver in the future.